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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.       Name of issuer or person filing ("Filer"):
                              SIERRA WIRELESS, INC.
B.
         (1)  This is [check one]:

                  /X/ an original filing for the Filer
                  / / an amended filing for the Filer

         (2)  Check the following box if you are filing the Form F-X in paper in
         accordance with Regulation S-T Rule 101(b)(9)    / /

         (3) A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the
         cover page of the Form F-X.

C.       Identify the filing in conjunction with which this Form being filed:

         Name of registrant:                             Sierra Wireless, Inc.
         Form type:                                      Form F-10
         File Number (if known):                         Unknown
         Filed by:                                       Sierra Wireless, Inc.
         Date Filed (if filed concurrently,              November 4, 2003
         so indicate):                                   (concurrently herewith)

D.       The Filer is incorporated or organized under the laws of:
         British Columbia, Canada

         and has its principal place of business at:

                               13811 Wireless Way
                           Richmond, British Columbia
                                 Canada V6V 3A4
                                 (604) 2231-1100

E. The Filer designates and appoints Michael McArthur-Phillips ("Agent") located at:

                         Michael McArthur-Phillips, Esq.
                            Davis Wright Tremaine LLP
                       1300 S.W. Fifth Avenue, 23rd Floor
                             Portland, Oregon 97201
                                 (503) 241-2300

         as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

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         (a) any investigation or administrative proceeding conducted by the
         Commission; and

         (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or related to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on October [27], 2003 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities;
         (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on
         Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.       Each person filing this Form in connection with:

         (a) the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13K-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

         (b) the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the effective date of the latest Amendment to such Form F-8, Form F-80 or Form CB;

         (c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

         (d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

         Each filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(e) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules, and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

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        The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, this 29 day of October, 2003.

                             Filer:    SIERRA WIRELESS, INC.


                             By:  /s/ DAVID SUTCLIFFE
                                  ----------------------------------------------
                                  Name: David Sutcliffe
                                  Title:    Chairman and Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

Michael  McArthur-Phillips, as Agent for Service of Process

By:  /s/ MICHAEL MCARTHUR-PHILLIPS
     -------------------------------------
     Name: Michael McArthur-Phillips, Esq.


Date:    October 29, 2003

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                                   RESOLUTIONS
                          OF THE BOARD OF DIRECTORS OF
                              SIERRA WIRELESS, INC.


APPOINTMENT OF AGENT

BE IT RESOLVED THAT the designation and appointment of Michael McArthur-Phillips of Davis Wright Tremaine LLP, the Company's United States legal counsel, as the agent of the Company upon whom may be served any process, pleadings, subpoenas or other papers with respect to any investigation or administrative proceeding conducted by the United States Securities and Exchange Commission (the "Commission") and any civil suit or action brought against the Company or to which the Company has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or is related to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Company under the Registration Statement or any purchases or sales of any security in connection therewith, (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities,
(iii) any tender offer for the securities of the Company with respect to which filings are made by the Company with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F or (iv) the securities in relation to which the Company acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939, is hereby approved and the Chief Executive Officer and/or Chief Financial Officer is authorized and directed, in the name and on behalf of the Company, to file Form F-X with the Commission and to cause the Company to perform its obligations thereunder.